C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/032/05

BY AIRMAIL

3rd March, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 3/23

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd March, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Proposed Capital Reorganisation and Proposed Issue of Subscription Shares with Warrants of the Company
   Date : 2nd March ____________, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

(1) PROPOSED CAPITAL REORGANISATION, (2) CONNECTED TRANSACTION & SPECIAL MANDATE : PROPOSED ISSUE OF THE SUBSCRIPTION SHARES (WITH WARRANTS) OF C.P. POKPHAND CO. LTD., (3) APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER AND (4) RESUMPTION OF SHARE TRADING

(1) PROPOSED CAPITAL REORGANISATION
The Directors propose that the share capital of the Company be reorganised in the following manner:

(1) the paid-up capital and nominal value of each issued Share be reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued Share (and the necessary amendment(s) be made to the bye-laws of the Company);

(2) the authorised but unissued Shares be cancelled and the authorised share capital of the Company be increased to the original level by the creation of the requisite number of Adjusted Shares; and

(3) the credit of US$86,339,231 (based on 2,158,480,786 Shares in issue as at the date of this announcement) or US$104,775,078 (based on 2,619,376,942 Shares in issue assuming the subscription rights attaching to all the outstanding Share Options are exercised before the Capital Reorganisation becomes effective) arising from the Capital Reduction will be applied to the contributed surplus account of the Company, where it may be utilized by the Directors in accordance with the bye-laws of the Company and all applicable laws, including to eliminate the accumulated losses of the Company.

(2) PROPOSED SUBSCRIPTION OF THE SUBSCRIPTION SHARES (TO BE ISSUED WITH WARRANTS) & (3) THE WHITEWASH WAVIER
On 2nd March, 2005, Worth Access entered into the Subscription Agreement with the Company for the conditional subscription of the Subscription Shares at a price of HK$0.32 each for an aggregate consideration of HK$234,000,000. Pursuant to the Subscription Agreement, the Subscription Shares will be issued with the Warrants.

Worth Access is an associate of the controlling shareholder of the Company and therefore is a connected person of the Company the Listing Rules. Accordingly, the Subscription constitutes a connected transaction for the Company under Rule 14A.16(5) of the Listing Rules and is required to be made conditional upon the approval of the Independent Shareholders at the SGM by way of poll. CPI (including parties acting in concert with it) and their respective associates and those who are interested in or involved in the Subscription will abstain from voting at the SGM. The Subscription is also conditional on the Whitewash Waiver being obtained.

(4) SUSPENSION AND RESUMPTION OF SHARE TRADING
At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Friday, 25th February, 2005 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on Thursday, 3rd March, 2005.

A circular containing, among other things, (i) information relating to the Capital Reorganisation, the Subscription and the Whitewash Waiver; (ii) a letter from the Independent Board Committee; (iii) the opinion of the independent financial adviser to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the SGM, will be despatched to Shareholders as soon as practicable.

PROPOSED CAPITAL REORGANISATION
The Directors propose that the share capital of the Company be reorganised in the following manner:

(1) the paid-up capital and nominal value of each issued Share be reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued Share (and the necessary amendment(s) be made to the bye-laws of the Company);

terms in this announcement. For information purposes, the audited accumulated losses of the Company for the year ended 31st December, 2003 stood at US$66,496,000. The Capital Reorganisation will have no material effect on the consolidated net assets of the Group. Other than the expenses to be incurred by the Company in relation to the Capital Reorganisation, the implementation thereof will not, by itself, materially alter the underlying assets, business operations, management or financial position of the Group or the interests of the Shareholders as a whole.

In order to distinguish between the existing and new certificates, the certificates for the Adjusted Shares will be green in colour but in a different design from the existing certificates for the Shares which are blue and green in colour.

(2) the authorised but unissued Shares be cancelled and the authorised share capital of the Company be increased to the original level by the creation of the requisite number of Adjusted Shares; and

(3) the credit of US$86,339,231 (based on 2,158,480,786 Shares in issue as at the date of this announcement) or US$104,775,078 (based on 2,619,376,942 Shares in issue assuming the subscription rights attaching to all the outstanding Share Options are exercised before the Capital Reorganisation becomes effective) arising from the Capital Reduction will be applied to the contributed surplus account of the Company, where it may be utilized by the Directors in accordance with the bye-laws of the Company and all applicable laws, including to eliminate the accumulated losses of the Company.

As at the date of this announcement, the authorised share capital of the Company is US$150,000,000 divided into 3,000,000,000 Shares of US$0.05 each, of which 2,158,480,786 Shares are in issue. Immediately upon the Capital Reorganisation having become effective, the authorised share capital will be US$150,000,000 divided into 15,000,000,000 Adjusted Shares, of which 2,158,480,786 Adjusted Shares will be issued (assuming no outstanding Share Options are exercised).

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Adjusted Shares.

Reasons for and effect of the Capital Reorganisation

As mentioned below, the Company proposes to raise new equity by way of the Subscription, under which the Subscription Shares will be issued at HK$0.32 per Subscription Share. Under the Companies Act, it is not possible for the Company to issue the Subscription Shares at a price below the par value per Share which stands at US$0.05 (approximately HK$0.39). The implementation of the Capital Reorganisation will allow the Company, immediately following the Capital Reorganisation becoming effective, to proceed with the Subscription upon the terms proposed.

With the implementation of the Capital Reorganisation, the credit of US$86,339,231 (based on the 2,158,480,786 Shares in issue as at the date of this announcement) or US$104,775,078 based on 2,619,376,942 Shares in issue assuming the subscription rights attaching to all the outstanding Share Options are exercised before the Capital Reorganisation becomes effective) will be applied to the contributed surplus account of the Company, where it may be utilized by the Directors in accordance with the bye-laws of the Company and all applicable laws, including to eliminate the accumulated losses of the Company. The Directors advise that the Company's results announcement for the year ended 31st December, 2004 is expected to be issued by the end of March or early April, 2005. In other words, the audited accumulated losses of the Company as at 31st December, 2004 will only be ascertained by that time; hence, it is not possible now to ascertain the net effect of the above-mentioned elimination in monetary

Conditions of the Capital Reorganisation

The implementation of the Capital Reorganisation is conditional upon, among other things:

(1) the passing of a special resolution to approve the Capital Reorganisation by the Shareholders at the SGM;

(2) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares; and

(3) the proper compliance with section 46 of the Companies Act in relation to the Capital Reduction, including the publication of a notice in relation to the Capital Reduction in Bermuda and a certificate being signed by a Director confirming that on the date as from which the Capital Reduction is to have effect, there are no reasonable grounds for believing that the Company is, and after the Capital Reduction would be, unable to pay its liabilities as they become due.

The Capital Reorganisation is not conditional upon the implementation of the Subscription.

Expected Timetable

	2005
Despatch of the circular to the Shareholders containing, among others, notice of the SGM	Thursday, 24th March
Time and date of the SGM	9:30 a.m. on Monday, 18th April
Effective date of the Capital Reorganisation	Tuesday, 19th April
Dealings in the Adjusted Shares on the Stock Exchange commence	9:30 a.m. on Tuesday, 19th April
Free exchange of certificates for existing Shares for certificates for Adjusted Shares commences	Tuesday, 19th April
Free exchange of certificates for existing Shares for certificates for Adjusted Shares ends	Tuesday, 17th May

Dates stated in this announcement for events in the timetable are indicative only and may be extended or varied. Any changes to the above expected timetable will be announced as appropriate.

Free exchange of the share certificates for Adjusted Shares and trading arrangements

Upon the Capital Reorganisation becoming effective, the Shareholders may on or after the date on which it becomes effective, which is expected to be on or about 19th April, 2005 for a period of four weeks (ending on or about 17th May, 2005) submit certificates for existing Shares to the Registrars for exchange, at the expense of the Company, for certificates for the corresponding number of Adjusted Shares. Thereafter, certificates for existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 for each new certificate issued for the corresponding number of Adjusted Shares. Nevertheless, certificates for existing Shares will continue to be good evidence of legal title and will continue to be valid for registration purposes.

THE SUBSCRIPTION AGREEMENT DATED 2ND MARCH, 2005

Subscriber	:	Worth Access
Issuer	:	the Company
Number of Subscription Shares and the Warrants	:	731,250,000 Subscription Shares, representing approximately 33.88% of the existing issued share capital of the Company, approximately 25.31% of the enlarged issued share capital of the Company immediately after completion of the Subscription and approximately 21.09% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares upon completion of the Subscription and the issue of the Warrant Exercise Shares upon the full exercise of the subscription rights attaching to the Warrants (assuming none of the outstanding Share Options is exercised for the time being). The Subscription Shares will be issued with Warrants entitling the holder(s) of such Warrants to subscribe for up to an aggregate of 577,940,000 Adjusted Shares at the exercise price during the exercise period as detailed in the paragraph headed "Warrants" below.
Subscription Price	:	HK$0.32 per Subscription Share for an aggregate consideration of HK$234,000,000. The net subscription price is approximately HK$0.317 per Subscription Share. See below under "Issue Price of the Subscription Shares" for a comparison of such Subscription Price with recent closing prices of the Shares.
Basis of the Subscription Price	:	The Subscription Price of HK$0.32 was determined and negotiated taking into account recent market closing prices of the Shares and the net asset value per Share (see under "Issue Price of the Subscription Shares" below).
Payment	:	The Subscription consideration shall be paid by Worth Access in cash upon completion of the Subscription.
Conditions precedent	:	Completion of the Subscription is conditional upon, among others: (1) the passing by the Independent Shareholders at a general meeting of the Company by way of poll of the necessary resolutions to approve (i) the Subscription, (ii) the creation of the Warrants and the issue and allotment of the Subscription Shares, the Warrants and the Warrant Exercise Shares issuable upon the exercise of the subscription rights under the Warrants, (iii) the Whitewash Waiver and (iv) other transactions contemplated under the Subscription Agreement in accordance with the Listing Rules and/or the Takeovers Code;

(2) the Capital Reorganisation becoming effective;

(3) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares, the Subscription Shares and the Warrant Exercise Shares;

(4) the Executive granting the Whitewash Waiver to Worth Access and the parties acting in concert with it and the satisfaction of any conditions attached to the grant of the Whitewash Waiver; and

(5) if necessary, the Bermuda Monetary Authority granting permission for the allotment and issue of the Subscription Shares and the Warrant Exercise Shares.

In the event that any of the above conditions are not fulfilled on or before 22nd April, 2005 (or such later date as the parties may agree), the Subscription Agreement shall be terminated (and accordingly neither the Subscription Shares nor the Warrants will be issued by the Company). None of the above conditions can be waived by the parties to the Subscription Agreement.

Listing Rules Implications of the Subscription
The Subscription involves the issue of the Subscription Shares and the Warrants by the Company to Worth Access and will be subject to the approval of the Independent Shareholders of the Company under Rule 13.36(1) of the Listing Rules. The Company does not have any fund raising activities within 12 months preceding the date of this announcement.

The Chearavanont Members, on an aggregate basis, through CPI, are interested in approximately 49.42% of the issued share capital of the Company. The Chearavanont Members are also indirectly interested in approximately 51.31% in aggregate of the issued share capital of Worth Access. Accordingly, Worth Access is an associate of the controlling shareholder of the Company and therefore is a connected person of the Company under the Listing Rules. In this connection, the Subscription constitutes a connected transaction for the Company under Rule 14A.16(5) of the Listing Rules and is required to be made conditional upon approval by the Independent Shareholders at the SGM by way of poll. CPI, being the controlling shareholder of the Company, (including parties acting in concert with it) and their respective associates and those who are interested in or involved in the Subscription will abstain from voting at the SGM.

Application for listing
The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares and the Warrant Exercise Shares.

3. From the date of the second anniversary of the Warrant Issue Date to the day immediately preceding the third anniversary of the Warrant Issue Date (the "Third Year") = HK$0.55 per Adjusted Share (subject to adjustment)

Each level in the range of the exercise prices of the Warrants represents a substantial premium to both recent market closing prices of the Shares and the unaudited consolidated net asset value per Share as at 30th June, 2004 (see under "Issue Price of the Subscription Shares" above)

Assuming full exercise of the subscription rights attaching to the Warrants in the First Year, the proceeds receivable by the Company of the full exercise of the Warrants will be HK$260,073,000. If the subscription rights under the Warrants are fully exercised in the Second Year, the proceeds will be HK$288,970,000, whilst the proceeds will be HK$317,867,000 if the subscription rights under the Warrants are fully exercised in the Third Year. The Directors currently intend to apply the proceeds (if any) receivable upon the exercise of any of the Warrants for general working capital purposes.

Exercise Period: the period commencing from the Warrant Issue Date and ending on the day falling three years from the Warrant Issue Date, both dates inclusive.

Ranking of the Warrant Exercise Shares: the Warrant Exercise Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants, when fully paid and issued, will rank equally in all respects with the other Adjusted Shares in issue at the time of exercise, including the right to all dividends and other distributions declared, made or paid.

Listing: No application will be made for the listing of the Warrants on the Stock Exchange or any other stock exchange. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Warrant Exercise Shares.

Transferability: Warrants are not transferable without the Company's prior consent unless the transferee is any of the Chearavanont Members or any Chearavanont Company.

SHAREHOLDING STRUCTURE OF THE COMPANY
The shareholding structure of the Company before and after the issue of the Subscription Shares and the Warrant Exercise Shares is as follows:

	Existing Shareholding		Immediately following completion of the Subscription (Note 1)		Immediately following completion of the Subscription and upon the full exercise of the subscription rights attaching to the Warrants (Note 1)	
	No. of Shares held	%	No. of Adjusted Shares held	%	No. of Adjusted Shares	%
CPI, Worth Access and other parties acting in concert (Note 2)	1,066,662,834	49.42	1,797,912,834	62.22	2,375,852,834	68.51
Others	1,091,817,952	50.58	1,091,817,952	37.78	1,091,817,952	31.49
	2,158,480,786	100.00	2,889,730,786	100.00	3,467,670,786	100.00

Note:

1. *Assuming none of the outstanding Share Options is exercised. Apart from the outstanding Share Options, there are no outstanding convertible debts, options or warrants of the Company as at the date of this announcement. If the outstanding Share Options are fully exercised, 460,896,156 Shares (or Adjusted Shares, as the case may be) (subject to adjustment) will be issuable.*

2. *As at the date of this announcement, CPI, Worth Access and other parties acting in concert hold Share Options entitling them to subscribe for 51,200,000 Shares (or Adjusted Shares, as the case may be) (subject to adjustment).*

THE WHITEWASH WAIVER
Worth Access together with the parties acting in concert with it (including CPI) collectively hold 1,066,662,834 Shares as at the date of this announcement, representing approximately 49.42% of the issued share capital of the Company. Upon completion of the Subscription, the shareholding interest of Worth Access together with the parties acting in concert with it (including CPI) in the Company will be increased from approximately 49.42% to approximately 62.22% immediately after completion of the Subscription but before exercise of the subscription rights attached to any Warrants and approximately 68.51% immediately after completion of the Subscription and assuming full exercise of the subscription rights attaching to the Warrants.

Worth Access and the parties acting in concert with it (including CPI) will incur a mandatory offer obligation under Rule 26.1 of the Takeovers Code upon the taking up of the Subscription Shares under the Subscription by Worth Access. The shareholding structure of Worth Access as at the date of this announcement is as follows:

Issue Price of the Subscription Shares
The Subscription Price is HK$0.32 per Subscription Share, which represents:

- a discount of approximately 21.95% to the closing price of HK$0.41 per Share as quoted on the Stock Exchange on 24th February, 2005, being the last trading day prior to the suspension of trading in the Shares on the Stock Exchange pending the issue of this announcement;
- a discount of approximately 15.79% to the average closing price of HK$0.38 per Share as quoted on the Stock Exchange for the 10 trading days up to and including 24th February, 2005;
- a premium of approximately 3.23% to the average closing price of HK$0.31 per Share as quoted on the Stock Exchange for the 30 trading days up to and including 24th February, 2005; and
- a premium of approximately 6.24% to the unaudited consolidated net asset value per Shares of approximately HK$0.30 as at 30th June 2004.

WARRANTS
The principal terms of the Warrants are as follows:

Issuer : the Company

Size : full exercise of the Warrants (at the exercise price in the range of HK$0.45 to HK$0.55 during the exercise period as detailed below) will result in the issue of an aggregate of 577,940,000 Adjusted Shares, representing approximately 20% of the issued share capital of the Company as enlarged by the Subscription (assuming no other Shares or Adjusted Shares are issued whether upon exercise of the outstanding Share Options or otherwise)

Exercise Price :

1. From the Warrant Issue Date to the day immediately preceding the first anniversary of the Warrant Issue Date (the "First Year") = HK$0.45 per Adjusted Share (subject to adjustment)
2. From the date of the first anniversary of the Warrant Issue Date to the day immediately preceding that second anniversary of the Warrant Issue Date (the "Second Year") = HK$0.50 per Adjusted Share (subject to adjustment)

Reasons for the Subscription and use of proceeds
The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories of automotives and property and investment holding. Worth Access is an investment holding company.

The Company is indebted to certain bank creditors and the holders of the Company's floating rate notes in the aggregate sum of approximately US$146.9 million pursuant to a Group Restructuring Agreement dated 28th February, 2001 (as subsequently amended) which is due for final repayment on or before 30th April, 2005 (as extended). The Company is also indebted to a bank in the sum of approximately US$20.8 million pursuant to bridging loan under a Bridging Facility Agreement dated 22nd December, 2004. The term of the bridging loan is one year from the date on which it is utilized by the Company. Notwithstanding the said term, it is provided in the Bridging Facility Agreement that the Company shall repay such bridging loan on the day it obtains a refinancing facility from any banks and financial institutions or it obtains a new credit facility from a financial institution, whichever is earlier. In order to refinance its existing level of indebtedness, the Company had been in discussions with certain banks and has now received an offer, from certain banks of a new loan facility of US$140 million, subject to various conditions including the execution of the relevant loan and security documentation, from certain banks of a new loan facility. One of the conditions for the grant of the new loan facility is that, among other things, the Company would obtain new equity of US$30 million which shall be applied together with the new loan facility to repay the Company's existing indebtedness to the bank creditors and the holders of the floating rate notes and the bridging loan mentioned above, on or before 30th April, 2005.

The total proceeds of the Subscription will be HK$234 million (equivalent to approximately US$30 million), and the net proceeds are estimated to be HK$232 million, which are intended to be applied in full as part of the total sum required by the Company to repay its indebtedness as mentioned above. The completion of the Subscription will fulfil the condition that the Company obtains new equity of US$30 million in order to obtain the new loan facility mentioned above.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from an independent financial adviser) consider that the Subscription is an appropriate way for the Company to fulfil the condition as to the raising of new equity mentioned above, to raise new equity finance and to strengthen the financial position of the Group. The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from an independent financial adviser) consider that the Subscription is in the interests of the Company and the Shareholders as a whole.



Jaran Chiaravanont
Montri Jiaravanont
Dhanin Chearavanont
Sumet Jiaravanon
Others (Note)
12.76%
12.63%
12.96%
12.96%
48.69%
Charoen Pokphand Group Company Limited
100%
Charoen Pokphand Holding Company Limited
100%
Worth Access

Note: "Others" comprise of 45 shareholders with shareholding interest ranging from 0.01 % to 5.76%.

An application will be made to the Executive for the grant of the Whitewash Waiver to waive such mandatory offer obligation. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the SGM by way of poll.

The Subscription is conditional, among other things, on the Executive granting the Whitewash Waiver to Worth Access and the parties acting in concert with it.

GENERAL
The Independent Board Committee will be established to advise the Independent Shareholders on the Whitewash Waiver and the Subscription. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

A circular containing, among other things, (i) information relating to the Capital Reorganisation, the Subscription and the Whitewash Waiver; (ii) a letter from the Independent Board Committee; (iii) the opinion of the independent financial adviser to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the SGM, will be despatched to Shareholders as soon as practicable.

As at the date of this announcement, the Directors comprise nine executive Directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and three independent non-executive Directors, namely Mr. Budiman Elkana, Mr. Chidchai Vanasatidya and Mr. Cheung Koon Yuet, Peter.

SUSPENSION AND RESUMPTION OF TRADING
At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Friday, 25th February, 2005 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on Thursday, 3rd March, 2005.

DEFINITIONS

"associates"	has the meaning ascribed to it under the Listing Rules
"Adjusted Shares"	shares of nominal value US$0.01 each in the share capital of the Company upon the Capital Reorganisation becoming effective
"Capital Adjustment"	the cancellation of the authorised but unissued Shares and the increase of the authorised share capital of the Company to its original level by the creation of the requisite number of Adjusted Shares
"Capital Reduction"	the proposed reduction of the paid-up capital and nominal value of each of the issued Shares from US$0.05 each to US$0.01 by the cancellation of US$0.04 paid-up on each issued Share (and the proposed amendment(s) of the bye-laws of the Company)
"Capital Reorganisation"	the Capital Reduction and the Capital Adjustment
"Chearavanont Company"	any company in which any of the Chearavanont Members individually or taken together is/are directly or indirectly interested so as to exercise or control the exercise of 30% or more of the voting rights at general meetings
"Chearavanont Members"	Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon
"Companies Act"	the Companies Act 1981 of Bermuda (as amended from time to time)
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability, whose shares are listed and traded on the Main Board of the Stock Exchange
"CPI"	CPI Holding Co., Ltd., the controlling shareholder of the Company, is owned as to approximately 51.31% by the Chearavanont Members on an aggregate basis
"Directors"	directors of the Company
"Executive"	the Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent committee of the board of Directors which will be established to advise the Independent Shareholders in respect of, among other matters, the Subscription and Whitewash Waiver
"Independent Shareholders"	Shareholders other than CPI (including parties acting in concert with it) and their respective associates and those who are interested in or involved in the Subscription
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Registrars"	the branch share registrar of the Company in Hong Kong, namely Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"SGM"	a special general meeting of the Company to be convened for considering and, if thought fit, approving, among other matters, the Capital Reorganisation, the Whitewash Waiver and the Subscription
"Shareholders"	holders of Shares (or Adjusted Shares, as the case may be) from time to time
"Share Options"	the outstanding share options to subscribe for 460,896,156 Shares (or Adjusted Shares, as the case may be) (subject to adjustment) granted pursuant to the old and the existing share option schemes of the Company adopted on 10th April, 1992 (which expired on 10th April, 2002), and 26th November, 2002 respectively
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Shares"	shares of nominal value US$0.05 each in the share capital of the Company
"Subscription"	the subscription by Worth Access of the Subscription Shares (which shall be issued with the Warrants) pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional agreement dated 2nd March, 2005 entered into between the Company and Worth Access in relation to the subscription of the Subscription Shares (which shall be issued with the Warrants)
"Subscription Price"	the subscription price of HK$0.32 per Subscription Share
"Subscription Share(s)"	731,250,000 new Adjusted Shares to be allotted and issued by the Company to Worth Access pursuant to the Subscription Agreement
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"US$"	United States dollars
"Warrant Issue Date"	the date on which the Warrants will be issued by the Company
"Warrants"	warrants proposed to be issued by the Company entitling the holders thereof to subscribe for up to 577,940,000 new Adjusted Shares in aggregate
"Warrant Exercise Shares"	up to 577,940,000 Adjusted Shares to be allotted and issued upon exercise of the subscription rights attaching to the Warrants
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Worth Access and parties acting in concert with it to make a mandatory general offer for all the Adjusted Shares and Share Options not already owned by Worth Access or parties acting in concert with it which would arise as a result of Worth Access taking up Subscription Shares pursuant to the Subscription Agreement
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands, which is indirectly owned as to approximately 51.31% by the Chearavanont Members on an aggregate basis

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 2nd March, 2005

The Directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

For the purpose of this announcement, translation of United States dollars into Hong Kong dollars is made for illustration purposes only at the exchange rate of US$1.00 to HK$7.80.